Form 20-F
Gracechurch Card Funding (No. 7) PLC; GRACECHURCH RECEIVABLES TRUSTEE LTD; BARCLAYCARD FUNDING PLC
filed 2005-06-30
CIK 1300052, 1098061, 1096348

As filed with the Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(MARK ONE)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 (NO FEE REQUIRED)

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO (NO FEE REQUIRED)

Commission file numbers 333-105289

Gracechurch Card Funding
(No.7) PLC

(Exact name of Registrants as specified in their charters)
England and Wales
(State or other jurisdiction of incorporation or organization)
1 Churchill Place
London E14 5HP
United Kingdom
44-(0)207-699-5000

Barclaycard Funding PLC
England and Wales
(Exact name of Registrants as specified in their charters)
1 Churchill Place
(State or other jurisdiction of incorporation or organization)
London E14 5HP
United Kingdom
44-(0)207-699-5000

Gracechurch Receivables
Trustee Limited
(Exact name of Registrants as specified in their charters)
Jersey, Channel Islands
(State or other jurisdiction of incorporation or organization)
26 New Street
St. Helier
Jersey JE2 3RA
44-1534-814814

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Class	Name of Each Exchange on Which Registered

$675,000,000 Class A Floating Rate Asset-Backed Notes (1)	None

$37,500,000 Class B Floating Rate Asset-Backed Notes (1)	None

$37,500,000 Class C Floating Rate Asset-Backed Notes (1)	None

Medium Term Note Certificate(2)	None

Investor Certificate (3)	None

Indicate by check mark whether the registrants: (1), (2), (3) and (4) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (5) have been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark which financial statement item the registrants have elected to follow.

          Item 17 ☐ Item 18 ☐ Incorporated by Reference to filings on Form 6-K ☑

(1)	Gracechurch Card Funding (No. 7) PLC is the registrant for the Class A Notes, the Class B Notes and the Class C Notes.

(2)	Barclaycard Funding PLC is the registrant for the Medium Term Note Certificate.

(3)	Gracechurch Receivables Trustee Limited is the registrant for the Investor Certificate.

Gracechurch Card Funding (No.7) PLC is referred to as the “Company”.

     This Annual Report on Form 20-F relates to:

•	Gracechurch Card Funding (No.7) PLC and the $675,000,000 Class A Floating Rate Asset-Backed Notes, the $37,500,000 Class B Floating Rate Asset-Backed Notes and the $37,500,000 Class C Floating Rate Asset-Backed Notes (collectively, the “Notes”) issued pursuant to a trust deed dated November 23, 2004 (the “Trust Deed”), between the Company and The Bank of New York, as note trustee.

•	Gracechurch Receivables Trustee Limited (the “Receivables Trustee”) and the receivables trust, the property of which includes all present and future receivables arising under all MasterCard and VISA credit and charge card accounts of individual cardholders originated by the Barclaycard business unit of Barclays Bank PLC that have not been identified as non-designated accounts and that are denominated in pounds sterling with a billing address within England, Wales, Scotland, Northern Ireland or a permitted additional jurisdiction or a restricted additional jurisdiction. The Receivables Trustee was formed under the laws of Jersey, Channel Islands on September 29, 1999. All of the issued share capital of the Receivables Trustee is held by nominees of a trust company formed in Jersey, Bedell Cristin Trustees Limited, on the terms of a general charitable trust.

•	Barclaycard Funding PLC (the “Medium Term Note Issuer”) which purchased an investor certificate (the “Investor Certificate”) pursuant to the Series 04-2 MTN Supplement, dated November 23, 2004, between the MTN Issuer and The Bank of New York, as security trustee (the “Series 04-2 MTN Supplement”) and issued the Series 04-2 medium term note certificate (the “Series 04-2 MTN Certificate”) pursuant to a security trust and cash management deed, dated November 23, 1999 as supplemented by the Series 04-2 MTN Supplement.

     Capitalized terms used herein and not defined have the same meaning ascribed to such terms in the registration statement on Form F-1 for the Notes filed with the Securities and Exchange Commission on November 1, 2004 and amended by pre-effective amendments on November 12, 2004 and November 15, 2004 (the “Registration Statement”).

     The information required for some items in Form 20-F is “not applicable” to the Company, the MTN Issuer, and the Receivables Trustee. As used in this Annual Report filed on Form 20-F, “not applicable” means that the response to the referenced item is either (i) not required for Asset-Backed Issuers or in annual reports pursuant to SEC rules or (ii) omitted in reliance on the procedures outlined in numerous no-action letters issued by the Commission’s staff with respect to issuers of substantially similar asset-backed securities that file annual reports on Form 10-K and Form 20-F.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Omitted pursuant to SEC no-action letter guidance.

Item 2. Offer Statistics and Expected Timetable

     Not Applicable.

Item 3. Key Information

Selected Financial Data

     The registrants incorporate by reference the following monthly Trust Cash Manager’s Reports, filed on Form 6-K, which include all financial information relating to the registrants that is relevant to noteholders:

     Monthly Trust Cash Manager’s Reports for the monthly period ending:

     December 31, 2004.

Capitalization and Indebtedness

     Not Applicable.

Reasons for the Offer and Use of Proceeds

     Not Applicable.

Risk Factors

     You should carefully consider the following risk factors before deciding to invest in the notes offered. Additional risks and uncertainties not presently known to the Company may also impair your investment.

Allocations of Charged-Off Receivables Could Reduce Your Payments

We anticipate that the servicer will charge off or write off as uncollectable some of the receivables. Each class of investor interest in the receivables trust will be allocated a portion of those charged-off receivables. If the amount of charged-off receivables allocated to the investor interest exceeds the amount of funds available to cover those charge-offs, the investor interest will be reduced. This could cause the holders of the notes to not receive the full amount of principal and interest due to them. Any loss will be borne by the noteholders in the order of subordination of the notes, with the class C notes bearing the first losses, followed by the class B notes and finally the class A notes.

The Class B Notes and the Class C Notes Bear Additional Risk Because They Are Subordinated

The class B notes are subordinated in right of payment of principal and interest to the class A notes. Principal payments to the class B noteholders will not be made until the class A noteholders are paid in full. On each payment date interest is paid to the class A noteholders before payments of interest are made to the class B noteholders. This could cause the class B noteholders not to receive the full amount of principal or interest due to them.

The class C notes are subordinated in right of payment of principal and interest to the class A notes and the class B notes. Principal payments to the class C noteholders will not be made until the class A noteholders and the class B noteholders are paid in full. On each payment date interest is paid to the class A noteholders and the class B noteholders before payments of interest are made to the class C noteholders. This could cause the class C noteholders not to receive the full amount of principal or interest due to them.

     Inability of Noteholders to Receive the Full Percentage Allocation of Principal Collections During the Regulated Amortisation Period Could Delay Payments on Your Notes or Cause a Loss on Your Notes

Some pay out events will cause the start of the regulated amortisation period rather than the rapid amortisation period. During a regulated amortisation period, not all of the principal collections allocated to the investor interest may be used to make payments of principal to the MTN Issuer as they would be during a rapid amortisation period. Instead, principal payments to the MTN Issuer – and thus ultimately on your notes – will be limited to the controlled deposit amount. This could cause you to receive payments of principal more slowly than you would during a rapid amortisation period. Since some of the pay out events that result in the start of a regulated amortisation period are caused by a deterioration in the performance of the receivables, a delay in the principal payments on your notes could expose you to an increased risk of losses on your notes or a delay in payment on your notes.

Grouping of the MTN Issuer with Barclays for Tax Purposes Could Jeopardise the Bankruptcy Remote Status of the MTN Issuer Causing an Early Redemption of Your Notes or a Loss on Your Notes

Contractual provisions will be contained in the security trust deed and MTN Issuer cash management agreement and the other agreements to which the MTN Issuer is a party by which the other parties to those agreements agree not to take any actions against the MTN Issuer that might lead to its bankruptcy. Furthermore, the MTN Issuer will be contractually restricted from undertaking any business other than in connection with the financings. In particular, the MTN Issuer will be expressly prohibited from incurring any additional indebtedness, having any employees, owning any premises and establishing or acquiring any subsidiaries. Together, these provisions ensure that the likelihood of the MTN Issuer becoming insolvent or bankrupt is remote.

Notwithstanding the steps that have been and may be taken to ensure that the insolvency of the MTN Issuer will be remote, the MTN Issuer is included in the Barclays Group registration for VAT purposes. As a company included in that group registration, broadly, it will be liable, on a joint and several basis with all other companies in the VAT group registration, for the VAT liability of the representative member of the VAT group – Barclays Bank PLC – arising only during the MTN Issuer’s period of membership. Accordingly, these secondary liabilities for VAT could increase the likelihood of the MTN Issuer becoming insolvent. In addition, there are provisions in the UK tax code that are designed to enable the UK HM Revenue and Customs to collect corporation tax from one member of a group where another member of the group has failed to discharge certain taxes due and payable by it within a specified time period.

If the MTN Issuer were required to pay any VAT due from the representative member of the Barclays VAT group or to become liable for corporation tax liabilities of another member in the Barclays Group, which the MTN Issuer was unable to meet, the UK HM Revenue and Customs could seek to put the MTN Issuer into insolvency. This could cause an early redemption of your notes or a loss on your notes.

Issuance of Additional Series May Adversely Affect Your Rights by Diluting Your Voting Power

The MTN Issuer has issued eight series (of which seven remain outstanding as series 99-1 was repaid in November 2002) and may issue additional series of medium term notes or certificates in connection with the issuance of other series of investor certificates. The holder of the medium term notes or certificates of each series – including the Company – may require the MTN Issuer, as investor beneficiary, to take action or direct actions to be taken under the declaration of trust and trust cash management agreement or a supplement. However, the consent or approval of holders of a percentage of the total principal balance of the medium term notes or certificates of all series might be necessary to require or direct those actions. These actions include terminating the appointment of the servicer under the beneficiaries servicing agreement or the trust cash manager under the declaration of trust and trust cash management agreement. Thus, the holder of any new series of medium term notes or certificates will have voting rights that will reduce the percentage interest of the Company as holder of a medium term note certificate. Holders of medium term notes or certificates of other series – or persons with the power to direct their actions – may have interests that do not coincide with the interests of the Company– or the persons with the power to direct the Company. This may restrict your ability to ultimately direct the MTN Issuer to take the actions referred to above.

Insolvency of the Transferor May Result in an Inability to Repurchase Receivables

None of the MTN Issuer, the receivables trustee or the Company has undertaken or will undertake any investigations, searches or other actions to verify the details of the receivables – other than steps taken by the Company to verify the details of the receivables– or to establish the creditworthiness of any cardholder on the designated accounts. The MTN Issuer, receivables trustee and the Company will rely solely on the representations given by the transferor to the receivables trustee about the receivables, the cardholders on the designated accounts, the designated accounts and the effect of the assignment of the receivables.

If any representation made by the transferor about the receivables proves to have been incorrect when made, the transferor will be required to repurchase the affected receivables from the receivables trustee. If the transferor becomes bankrupt or insolvent, the receivables trustee may be unable to compel the transferor to repurchase receivables, and you could incur a loss on your notes or an early redemption of your notes.

Insolvency of the Company, the MTN Issuer or the Receivables Trustee Could Cause an Early Redemption of Your Notes or a Loss on Your Notes

The ability of each of the Company, the MTN Issuer and the receivables trustee to meet its obligations under the notes, the medium term note certificates and the receivables securitisation agreement and the declaration of trust and trust cash management agreement will depend upon their continued solvency.

A company that has assets in the United Kingdom will be insolvent if its liabilities exceed its assets or if it is unable to pay its debts as they fall due. Each of the Company, the MTN Issuer and the receivables trustee have been structured so that the likelihood of their becoming insolvent is remote. Each of these entities will be contractually restricted from undertaking any business other than in connection with the financings. They each will be expressly prohibited from incurring any additional indebtedness, having any employees, owning any premises and establishing or acquiring any subsidiaries. Contractual provisions will be contained in each of the agreements other than your notes, to which each of these entities is a party which will prohibit the other parties to those agreements from taking any actions against these entities that might lead to their insolvency. Together, these provisions help ensure that the likelihood of any of these entities becoming insolvent or bankrupt is remote.

Notwithstanding these actions, it is still possible that the Company, the MTN Issuer or the receivables trustee could become insolvent. If this were to occur, you could suffer a loss on your notes or an early redemption of your notes.

Application of the Consumer Credit Act May Impede Collection Efforts and Could Cause Early Redemption of your Notes or a Loss on your Notes

There is an increasing volume of legislation devoted to dealing with consumer credit in the United Kingdom. Of particular importance are the Consumer Credit Act 1974 (the “Consumer Credit Act”) and the related Unfair Terms in Consumer Contracts Regulations 1999 and Consumer Credit (Cancellation Notices and Copies of Documents) Regulations 1983 (together, the “Regulations”)). The Consumer Credit Act and Regulations are administered by, amongst others, the Office of Fair Trading (the “OFT”). The Consumer Credit Act and Regulations apply, in whole or in part, to the transactions occurring on the designated accounts and to the credit or charge card agreements. The effect of the application of the Consumer Credit Act and the Regulations on the relevant underlying charge card agreements may result in adverse consequences for your investment in the notes, because of the possible unenforceability of, or possible liabilities for misrepresentation or breach of contract in relation to, an underlying credit or charge card agreement.

If a credit or charge card agreement has not been executed or modified in accordance with the Consumer Credit Act, it may be unenforceable against a cardholder without a court order – and in some instances may be completely unenforceable. As is common with many other UK credit card issuers, some of Barclaycard’s credit and charge card agreements do not comply in all respects with the Consumer Credit Act, the Regulations or other related legislation. In addition, Barclaycard, in common with many other UK credit card issuers, has received and expects to continue to receive correspondence from and to have discussions with, the OFT in relation to concerns the OFT may raise from time to time in respect of compliance of Barclaycard’s credit and charge card agreements with the Consumer Credit Act, the Regulations or other related legislation, or any other concerns that the OFT may have in respect of Barclaycard’s credit and charge card agreements or Barclaycard’s advertising, marketing or administration thereof. Barclaycard has worked and expects to continue to work with the OFT to settle concerns which may be raised from time to time. However, as a result of any noncompliance, credit and charge card agreements may be unenforceable by Barclaycard against the cardholders without a court order. The transferor gives no guarantee that a court order could be obtained if required. With respect to those credit or charge card agreements which may not be compliant, such that a court order would not be obtained, the transferor estimates that this would apply to less than 1 per cent. of the aggregate principal receivables in the designated accounts on December 31, 2004. Barclaycard does not anticipate any material increase in the percentage of these receivables in the securitised portfolio. The accounts that do not comply with the Consumer Credit Act or Regulations are still legal, valid and binding obligations of the cardholder and it will still be possible to collect payments and demand arrears from cardholders who are falling behind with their payments. The transferor will have no obligation to repay or account to a cardholder for any payments received by a cardholder because of this non-compliance with the Consumer Credit Act or Regulations. However, if losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your notes or an early redemption on your notes.

Transactions involving the use of a credit card in the United Kingdom may constitute transactions under debtor-creditor supplier agreements for the purposes of section 75 of the Consumer Credit Act. A debtor-creditor-supplier agreement includes an agreement by which the creditor, with knowledge of its purpose, advances funds to finance the debtor’s purchase of goods or services from a supplier.

Section 75 of the Consumer Credit Act provides that if a supplier breaches a contract between the supplier and a cardholder in a transaction under certain debtor-creditor-supplier agreements, or if the supplier makes a misrepresentation about the contract, the creditor may also be liable to the cardholder for the breach or misrepresentation. An example of a supplier’s breach of contract would include the supplier selling the cardholder merchandise that is defective or unsuitable for its purpose. In these circumstances, the cardholder may have the right to reduce the amount owed to the transferor under his or her credit or charge card account. This right would survive the sale of the receivables to the receivables trustee. As a result, the receivables trustee may not receive the full amount otherwise owed by a cardholder. However, the creditor will not be liable where the cash price of the item or service supplied underlying the claim is £100 or less, or greater than £30,000.

The receivables trustee has agreed on a limited recourse basis to indemnify the transferor for any loss suffered by the transferor from a cardholder claim under section 75 of the Consumer Credit Act. This indemnity cannot exceed the original outstanding principal balance of the affected charges on a designated account.

The receivables trustee’s indemnity will be payable only from and to the extent of excess spread on the receivables. Any amounts that the transferor recovers from the supplier will reduce the transferor’s loss for purposes of the receivables trustee’s indemnity. The transferor will have rights of indemnity against suppliers under section 75 of the Consumer Credit Act. The transferor may also be able to charge-back the transaction in dispute to the supplier under the operating regulations of VISA or MasterCard.

If the transferor’s loss for purposes of the receivables trustee’s indemnity exceeds the excess spread available to satisfy the loss, the transferor interest in the receivables trust will be reduced by the amount of the excess loss.

Satisfaction by the receivables trustee of any such indemnity payment (as described above) could have the effect of reducing or eliminating excess spread which might otherwise have been available to the MTN Issuer. These consequences could result in you incurring a loss on your investment or an early redemption of your notes.

Department of Trade and Industry (“DTI”) White Paper dated December 2003 in Connection with its Review of Consumer Credit

In its White Paper dated December 2003, the DTI, the UK Government department responsible for consumer credit, indicated that the Government proposed to take various actions to address matters of concern to it in this area. Since then a number of changes have been made by subordinate legislation under the Consumer Credit Act.

Consumer Credit Regulations made since the DTI published its White Paper in December 2003

Two sets of regulations that are particularly pertinent to Barclaycard have been made during 2004 pursuant to the Consumer Credit Act. The Consumer Credit (Advertisements) Regulations 2004 (“Advertisements Regulations”) were made in June 2004 and came into force on October 31, 2004. They replace regulations made in the period 1989-2000 in relation to the advertising of consumer credit. The Consumer Credit (Agreements) (Amendment) Regulations 2004 (“Agreements Regulations”) were made in June 2004 and came into force on May 31, 2005.

The Advertisements Regulations

The Advertisements Regulations contain a new statutory regime governing the content of marketing materials that promote consumer credit. The Advertisements Regulations require every credit advertisement to be made in plain and intelligible language, be easily legible or clearly audible as the case may require and specify the name of the advertiser. The Advertisements Regulations prescribe information that has to be included in a credit advertisement. In addition, the Advertisements Regulations prescribe the manner in which the total charge for credit and any stated annual percentage rate must be calculated and disclosed.

The Advertisements Regulations are, broadly observed, stricter than the regulations that they have replaced. It is unclear whether they will make it materially more difficult to originate new accounts, but it is possible that that might be their effect. The possible unenforceability of, or possible liabilities for misrepresentation or breach of contract, in relation to an underlying credit or charge card agreement may result in unrecoverable losses on accounts to which such agreements apply. If losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your notes or an early redemption on your notes.

The Agreements Regulations

The Agreements Regulations amend the Consumer Credit (Agreements) Regulations 1983 (“1983 Regulations”). The Agreements Regulations set out the order in which the prescribed content of documents comprising a credit or charge card agreement (including any variations to such agreements which create a modifying agreement under section 82(3) of the Consumer Credit Act) is to be given and the place of the signature and separate boxes required under the 1983 Regulations and the Agreements Regulations. An additional form of consent is required by the Agreements Regulations where a cardholder purchases certain insurance products on credit. In common with the Advertisements Regulations, the Agreements Regulations contain new prominence and legibility requirements and new requirements in relation to the calculation and description of an annual percentage rate.

The possible unenforceability of, or possible liabilities for misrepresentation or breach of contract, in relation to an underlying credit or charge card agreement may result in unrecoverable losses on accounts to which such agreements apply. If losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your notes or an early redemption on your notes.

Consumer Credit Bill introduced into Parliament on May 18, 2005

Following the General Election held on May 5, 2005, the new Government introduced on May 18, 2005 a bill to amend the Consumer Credit Act (the “Bill”). The Bill is substantially in the same form as a bill introduced in the last Parliament. That bill did not obtain sufficient Parliamentary time to become law before Parliament was dissolved in order to hold the general election.

The Bill, if enacted, will, inter alia, introduce into the Consumer Credit Act a concept of an “unfair relationship”. This is broadly defined in the Bill and (should an application be made under the current proposals when enacted) a court would be entitled to look at any aspect of a credit relationship in order to determine whether unfairness exists. Under the Bill, remedies would include requiring the creditor to pay back sums to the debtor that had previously been paid by the debtor to the creditor. These provisions of the Bill are intended to apply to all credit agreements regardless of when entered into.

The Bill will also extend the ombudsman scheme under the Financial Services and Markets Act 2000 to licensees under the Consumer Credit Act. The extension of the ombudsman scheme will allow a cardholder who has a complaint to raise it with the ombudsman, provided that the complaint falls within the consumer credit jurisdiction conferred upon the ombudsman.

The possible unenforceability of, or possible liabilities for misrepresentation or breach of contract, in relation to an underlying credit or charge card agreement may result in unrecoverable losses on accounts to which such agreements apply. If losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your notes or an early redemption on your notes.

Proposal for a second EU Directive relating to Consumer Credit

The European Commission made a proposal for a new consumer credit directive in September 2002. The existing directive (87/ 102/EEC) is now regarded by the European Commission as out of date. Progress on agreeing a new directive has been slow. The European Parliament has recently appeared to be considering some actions in relation to a new directive. The timetable for further developments is unclear.

EU Directive concerning Unfair Commercial Practices

Directive 2005/29/EC concerning unfair business to consumer commercial practices was made on May 11, 2005. This is a directive of general application and is not confined to consumer credit or other financial services. It is anticipated that the DTI will lead implementation of this directive into UK law. The directive is due to be implemented by May 11, 2007, coming into force (with some transitional provisions) no later than November 11, 2007.

The directive is intended to achieve a high level of consumer protection across the EU through harmonization of relevant EU laws. The directive has a substantial focus on advertising and sales promotion practices. Whether its implementation would require changes to, for example, the Advertisements Regulations remains to be determined. Any such changes might have an adverse impact on the ability of credit and charge card issuers, such as Barclaycard, to promote their products and services.

The possible unenforceability of, or possible liabilities for misrepresentation or breach of contract, in relation to an underlying credit or charge card agreement may result in unrecoverable losses on accounts to which such agreements apply. If losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your notes or an early redemption on your notes.

Failure to Notify Cardholders of the Transfer of Receivables Could Delay or Reduce Payments on Your Notes

The transfer by the transferor to the receivables trustee of the benefit of the receivables is governed by English law and does not give the receivables trustee full legal title to the receivables. Notice to the cardholders of the transfer would perfect the legal title of the receivables trustee to the receivables. The receivables trustee has agreed that notice of the transfer will not be given to cardholders unless the transferor’s long-term senior unsecured indebtedness as rated by Moody’s, Standard & Poor’s or Fitch were to fall below Baa2, BBB or BBB, respectively. The lack of notice has several legal consequences that could delay or reduce payments on your notes.

Until notice is given to a cardholder, the cardholder will discharge his or her obligation under the designated account by making payment to the transferor.

Prior to the insolvency of the transferor, unless notice was given to a cardholder who is a depositor or other creditor of the transferor, equitable set-offs may accrue in favour of the cardholder against his or her obligation to make payments to the transferor under the designated account. These rights may result in the receivables trustee receiving reduced payments on the receivables. The transfer of the benefit of any receivables to the receivables trustee will continue to be subject both to any prior equities that a cardholder had and to any equities the cardholder may become entitled to after the transfer. Where notice of the transfer is given to a cardholder, however, some rights of set-off may not arise after the date notice is given.

Failure to give notice to the cardholder means that the receivables trustee would not take priority over any interest of a later encumbrancer or transferee of the transferor’s rights who has no notice of the transfer to the receivables trustee. This could lead to a loss on your notes. Failure to give notice to the cardholder also means that the transferor or the cardholder can amend the card agreement without obtaining the receivables trustee’s consent. This could adversely affect the receivables trustee’s interest in the receivables, which could lead to a loss on your notes.

Competition in the UK Credit Card Industry Could Lead to Early Redemption of Your Notes

The credit and charge card industry in the United Kingdom is highly competitive. There is increased competitive use of advertising, target marketing and pricing competition in interest rates and cardholder fees as both traditional and new card issuers seek to expand or enter the UK market and compete for customers.

New card issuers may rely on customer loyalty and may have particular ways of reaching and attracting customers. For example, major supermarket retailers are promoting the use of their own cards through extensive in-store campaigns and low introductory interest rates. Also, in the last few years a number of new card issuers have entered the UK market from the United States and have sought to build market share primarily through aggressive pricing. As a result of this competition, certain competitors offer cards to selected customers at lower interest rates than those offered by Barclaycard.

This competitive environment may affect the originator’s ability to originate new accounts and generate new receivables if the rate at which new receivables are generated declines significantly and if the transferor is unable to nominate additional accounts or product lines for the receivables trust, a pay out event could occur. A pay out event could result in an early redemption of your notes.

Social, Legal, Political and Economic Factors Affect Card Payments and Are Unpredictable

Changes in card use, payment patterns, amounts of yield on the card portfolio generally and the rate of defaults by cardholders may result from a variety of social, legal, political and economic factors in the United Kingdom. Social factors include changes in public confidence levels, attitudes toward incurring debt and perception of the use of credit and charge cards. Economic factors include the rate of inflation, the unemployment rate and relative interest rates offered for various types of loans. Political factors include lobbying from interest groups, such as consumers and retailers, and government initiatives in consumer and related affairs. We are unable to determine and have no basis on which to predict accurately whether, or to what extent, social, legal, political or economic factors will affect the future use of credit, default rates, the yield on the card portfolio generally or cardholder repayment patterns.

Reduction in the Rate of Interchange Caused by Potential Adverse Regulatory Rulings May Adversely Affect Payments on Your Notes

Barclaycard receives fees called “interchange” from the banks that clear transactions for merchants as partial compensation for amongst other things, taking credit risk and absorbing fraud losses. There is a current United Kingdom Office of Fair Trading examination of whether the rates of interchange paid by retailers in respect of MasterCard credit and charge cards in the United Kingdom are too high. The preliminary conclusion of this examination is that the rates are too high which will, if such preliminary conclusion is not changed or if agreement is reached on a lower rate of interchange, adversely affect the yield on UK credit card portfolios. The European Commission has also concluded an examination of the level of cross-border interchange within the European Union in respect of VISA credit and charge cards and its findings will lead to a phased reduction in the rate of interchange to be paid by retailers in the future. A reduction in the rate of interchange as a result of these findings could affect the future yield on the card portfolio and adversely affect payment on your notes.

Electronic Commerce Directive

With effect from (for the most part) August 21, 2002, the Ecommerce Directive (the “ECD”) has been effected in the United Kingdom by a number of statutory instruments and implementing rules including, but not limited to, the Electronic Commerce (EC Directive) Regulations 2002 (which apply to non-FSA regulated entities), the Electronic Commerce Directive (Financial Services and Markets) Regulations 2002, as amended (which apply to FSA regulated entities) and the creation of the Electronic Commerce Directive sourcebook (“ECO”) in the FSA Handbook.

In essence the ECD aims to free up cross-border “information society services” by requiring Member States to apply the principle of “country of origin” regulation to services provided using electronic means. “Information society services” are defined as “any service normally provided for remuneration, at a distance by means of electronic equipment for the processing (including digital compression) and storage of data, and at the individual request of a recipient of a service” and will therefore include (but are not limited to) web-based online information. Under the principle of “country of origin”, a firm providing cross-border “information society services“must comply with the applicable rules in the country from which it is providing the services and the country into which it is providing the services cannot impose additional restrictions. As such, in providing “information society services” (whether in the UK or in another EEA state), the Seller will be required to comply with applicable rules in the United Kingdom (including, but not limited to, the United Kingdom financial promotions regime).

The ECD also requires Member States to impose disclosure and other rules on firms offering “information society services” before any contract is entered into. The information to be disclosed includes, but is not limited to, contact details and background information in respect of the service provider, a variety of information that is required to be provided in a clear and unambiguous manner and disclosure of information to the recipient on how to conclude contractual arrangements.

Failure to comply with the ECO rules could result in, amongst other things, disciplinary action by the FSA and possible claims under section 150 of FSMA for breach of FSA rules. Under the Electronic Commerce (EC Directive) Regulations 2002 the information disclosure requirements are enforceable, at the suit of any recipient of a service, by an action against the service provider for damages for breach of statutory duty. In addition, where a person has entered into a contract to which the Electronic Commerce (EC Directive) Regulations 2002 apply and the service provider has not made available means of allowing him to identify and correct input errors prior to concluding the contract, the recipient will be entitled to rescind the contract unless a court having jurisdiction in respect of the particular contract orders otherwise on the application of the service provider. The Electronic Commerce (EC Directive) Regulations 2002 also enable an application to be made for a court order to stop an infringement of the information disclosure requirements that harms the collective interests of consumers.

A Change in the Terms of the Receivables May Adversely Affect the Amount or Timing of Collections and May Cause an Early Redemption of Your Notes or a Downgrade of Your Notes

Only the receivables arising under the designated accounts are transferred to the receivables trustee. The originator will continue to own those accounts. As the owner of the accounts, the originator retains the right to change the terms of the accounts. For example, the originator could change the monthly interest rate, increase or reduce the credit limits on the accounts, reduce or eliminate fees on the accounts or reduce the required minimum monthly payment.

The originator may change the terms of the accounts to maintain its competitive position in the UK credit and charge card industry. Changes in interest and fees could lower the amount of finance charge receivables generated by those accounts. This could cause a pay out event to occur, which might cause an early redemption of your notes. This could also cause a reduction in the credit ratings on your notes.

Principal on Your Notes May Be Paid Earlier Than Expected – Creating a Reinvestment Risk to You – or Later than Expected

The receivables in the receivables trust may be paid at any time and we cannot assure you that new receivables will be generated or will be generated at levels needed to maintain the receivables trust. To prevent the early redemption of the notes, new receivables must be generated and added to the receivables trust or new accounts must be nominated for the receivables trust. The receivables trust is required to maintain a minimum amount of receivables. The generation of new receivables or receivables in new accounts is affected by the originator’s ability to compete in the current industry environment and by customers changing borrowing and payment patterns. If there is a decline in the generation of new receivables or new accounts, you may be repaid your principal before the expected date.

One factor that affects the level of finance charge and principal collections is the extent of convenience usage. Convenience use means that the cardholders pay their account balances in full on or prior to the due date. The cardholder, therefore, avoids all finance charges on his or her account. An increase in the convenience usage by cardholders would decrease the effective yield on the accounts and could cause a pay out event and therefore possibly an early redemption of your notes.

No premium will be paid upon an early redemption of your notes. If you receive principal on your notes earlier than expected, you may not be able to reinvest the principal at a similar rate of return.

Alternatively, a decrease in convenience usage may reduce the principal payment rate on the accounts. This could result in you receiving the principal on your notes later than expected.

Credit Enhancement May Be Insufficient to Prevent a Loss on Your Notes

Credit enhancement for your notes is limited. The only assets that will be available to make payment on your notes are the assets of the Company pledged to secure payment of your notes. If problems develop with the receivables, such as an increase in losses on the receivables, or if there are problems in the collection and transfer of the receivables to the trust, or if the swap counterparty fails to make payments on the swap agreement, it is possible that you may not receive the full amount of interest and principal that you would otherwise receive.

Issuance of Additional Series by the Receivables Trustee on Behalf of the Receivables Trust May Adversely Affect Payments on Your Notes

There are eight series (of which only seven are outstanding) created within the receivables trust. Additional series may from time to time be created within the receivables trust. Any new series of investor certificates – and medium term notes or certificates and notes – will also be payable from the receivables in the receivables trust. The principal terms of any new series of investor certificates will be contained in a new series supplement to the declaration of trust and trust cash management agreement. The terms of a new series contained in the new supplement to the declaration of trust and trust cash management will not be subject to your prior review or consent.

The principal terms of a new series may include methods for determining investor percentages and allocating collections, provisions creating different or additional security or other credit enhancement for the new series, provisions subordinating the new series to other series, and other amendments or supplements to the declaration of trust and trust cash management agreement that apply only to the new series. It is a condition to the issuance of a new series that each rating agency that has rated any debt ultimately payable from a prior series of investor certificates that is outstanding – including your notes – confirms in writing that the issuance of the new series will not result in a reduction or withdrawal of its rating.

However, the terms of a new series could adversely affect the timing and amounts of payments on any other outstanding series, including series of which your notes are a part.

Credit Quality of the Receivables Trust’s Assets May Be Eroded by the Addition of New Accounts Which Could Adversely Affect Collections of Receivables

The transferor may designate additional credit or charge card accounts as designated accounts and offer the receivables trustee an assignment of the receivables arising under the additional accounts. The transferor may be required at times to nominate additional accounts as designated accounts. These accounts may include accounts that were originated or acquired using criteria that are different from those applicable to the accounts from which receivables were originally assigned to the receivables trustee. For example, they could be originated at a different date with different underwriting standards, or they could be acquired from another institution that used different underwriting standards. Consequently, there can be no assurance that accounts that become designated accounts in the future will have the same credit quality as the designated accounts on the closing date. This could adversely affect collections on the receivables. If this occurred you could suffer a loss on your notes.

Interest Rate Payable on the Medium Term Note Certificates May Increase Without a Corresponding Change in Card Rates Potentially Causing a Loss on Your Notes or Early Redemption of Your Notes

In line with the rest of the UK market, Barclaycard may apply differential interest rates to each product offering, some of which may be fixed for predetermined periods. The majority of the designated accounts have monthly interest rates that are constant, except for Barclaycard’s ability to change the interest rate at its discretion. The interest rate paid on the medium term note certificates will be based on the London interbank offered rate for deposits in sterling, which changes from time to time. Accordingly, the interest payable on the medium term note certificates could increase without a corresponding increase in the amount of finance charge collections. If this occurred, you could suffer a loss on your notes or a pay out event could occur causing an early redemption of your notes.

Commingling of Collections with Transferor May Delay or Reduce Payments on Your Notes

Collections from cardholders for the designated accounts and other Barclaycard cardholders will initially be paid to an operating account of the transferor. The transferor has declared a trust over the operating account in favour of the receivables trustee for collections that are deposited in it. Collections on the designated accounts will be transferred to the trustee collection account within two business days of being identified.

For the limited time that collections on the designated accounts are in the operating account, they may be commingled with other funds of the transferor or future beneficiaries and they may be untraceable. Consequently, if the transferor were to become insolvent, there may be a delay in the transfer of collections to the receivables trustee if the transferor – or a liquidator or administrator of the transferor – attempted to freeze the operation of the operating account pending completion of any rights of tracing. This could ultimately cause a delay or reduction in the payments you receive on your notes.

If the Transferor Opts to Treat a Portion of Principal Receivables as Finance Charge Receivables, an Early Redemption of Your Notes Could Occur or Could Be Delayed

The transferor may opt to cause a percentage of receivables that would otherwise be treated as principal receivables to be treated as finance charge receivables. If the transferor were to exercise this option, it could prevent a pay out event from occurring because of a reduction of the portfolio yield, which could delay an early redemption of your notes at a time when the performance of the receivables is deteriorating. Once this option is exercised, the transferor may also reduce the percentage or stop using the percentage at any time. However, this option, if exercised, will reduce the aggregate amount of principal receivables, which may increase the likelihood that the transferor will be required to designate additional accounts from which receivables will be assigned to the receivables trustee. If the transferor were unable to designate additional accounts, a pay out event could occur and you could receive payments of principal on your notes before you expect them.

If Optional Early Redemption Occurs, It Will Result in an Early Redemption of Your Notes Creating a Reinvestment Risk

When the total principal balance of the notes is reduced to less than 10 per cent. of their original principal balance, the Company has the option to redeem the notes in full. This early redemption may result in an early return of your investment. No premium will be paid in the event of an exercise of the early redemption option. If you receive principal on your notes earlier than expected, you may not be able to reinvest the principal at a rate of return similar to that on your notes.

If Cardholders Are Concentrated in a Geographic Region, Economic Downturn in that Region May Adversely Affect Collections of Receivables

If the receivables trust has a high concentration of receivables from cardholders located in a single region, an economic downturn in that region may have a magnified adverse effect on the receivables trust because of that concentration.

As determined from postcode information for the location of cardholders as of 31 December 2004, the three largest concentrations of cardholders as at 31 December 2004 were London representing 18.5 per cent. of total outstanding balances, the South East of England with 16.4 per cent. of total outstanding balances and the East of England with 11.2 per cent. of total outstanding balances. No other region currently accounts for more than 8.7 per cent. of the outstanding balance of the receivables. These concentration levels may change in the future.

Future adverse economic conditions affecting any of these regions or any of the other regions, however, could adversely affect the performance of the receivables which could result in a loss on your notes.

Adoption of the Euro by the United Kingdom Would Have Uncertain Effects on Your Notes

Before your notes have matured, the euro could become the lawful currency of the United Kingdom. If that were to happen, all amounts payable on the medium term note certificates – including the sterling payments owed to the swap counterparty on the swap agreements but not any dollar payments made by the swap counterparty to the Company – may become payable in euro. If the medium term note certificates are outstanding when the euro becomes the lawful currency of the United Kingdom, we intend to make payments on the medium term note certificates and the swap agreements according to the then market practice of payment on debts or, as the case may be, swaps. We are uncertain what effect, if any, the adoption of the euro by the United Kingdom may have on your notes.

Taxable Nature of the MTN Issuer or the Company Could Cause a Loss on Your Notes

The MTN Issuer and the Company will be liable to UK corporation tax at the maximum rate of currently 30 per cent. on the profit reflected in their respective profit and loss accounts as increased to take account of any non-deductible expenses or losses; which profit before any such increase is not expected to exceed 1 basis point of the principal amount outstanding on the medium term notes and certificates and the notes respectively.

Also, the United Kingdom tax authorities are currently engaged in consultations with the securitisation industry regarding changes to the applicable rules, with those changes being expected to take effect as of the commencement of 2007.

If the taxable profits of the MTN Issuer or the Company are greater than expected, because either the profit shown in the profit and loss account is greater than 1 basis point of the principal amount outstanding, or non-deductible expenses or losses are greater than expected, the MTN Issuer or the Company, as the case may be, will be subject to corporation tax on the greater amount at the maximum rate of currently 30 per cent., and you could suffer losses on your notes as a result.

Change in the Taxable Nature or Basis of Taxation of the Receivables Trustee, MTN Issuer or Company Could Cause a Loss on Your Notes

If there is a relevant change of law in the United Kingdom or Jersey, or change of practice of the United Kingdom HM Revenue and Customs, or change in the accounting treatment of the MTN Issuer or the Company, this could result in the taxable profits of the MTN Issuer or the Company being greater than expected and you could suffer losses on your notes as a result.

An opinion of UK tax advisers, however, is not binding on the United Kingdom HM Revenue and Customs or the courts, and no specific transaction rulings on this issue will be obtained from the United Kingdom HM Revenue and Customs. In addition, there is no case law authority on a number of features of the transactions that raise difficult questions.

Limited Nature of Credit Ratings Assigned to Your Notes

Each credit rating assigned to your notes reflects the rating agency’s assessment only of the likelihood that interest and principal will be paid to you by the final redemption date, not that it will be paid when expected or scheduled. These ratings are based on the rating agencies’ determination of the value of the receivables, the reliability of the payments on the receivables, the creditworthiness of the swap counterparty and the availability of credit enhancement.

The ratings do not address the following:

•	the likelihood that the principal or interest on your notes will be redeemed or paid, as expected, on the scheduled redemption dates;

•	the possibility of the imposition of United Kingdom or European withholding tax;

•	the marketability of the notes, or any market price; or

•	that an investment in the notes is a suitable investment for you.

A rating is not a recommendation to purchase, hold or sell notes.

Ratings Can Be Lowered or Withdrawn

Any rating agency may lower its rating or withdraw its rating if, in the sole judgement of the rating agency, the credit quality of the notes has declined or is in question or for other tangible and intangible reasons. If any rating assigned to your notes is lowered or withdrawn, the market value of your notes may be reduced.

Pursuant to the swap agreements the swap counterparty may assign the swap agreements to a replacement swap counterparty if the long-term credit rating of the swap counterparty is withdrawn or reduced below “A1” by Moody’s or its short-term credit rating is withdrawn or reduced below “P-1” by Moody’s or its short-term credit rating is reduced below “A-1+” by Standard & Poor’s and the swap counterparty has not remedied the event or conducted such other actions (such as collateralisation or the obtaining of a guarantor) set out under the terms of the swap agreements. We cannot assure you, however, that the swap counterparty will be able to find a replacement counterparty and assign the swap agreements in this event or that the ratings of your notes will not be withdrawn or reduced in this event.

Termination of the Swap Agreements Could Result in an Early Redemption of Your Notes

A swap agreement may be terminated, but only if the Company has been directed to do so by the relevant noteholders, if as a result of a change in applicable law, withholding taxes would be imposed – by any jurisdiction – on payments to the Company under the medium term note certificates or on any payments made or required to be made to the Company by the swap counterparty or by the Company to the swap counterparty under the swap agreement and there are not any reasonable measures that the swap counterparty or the Company can take to avoid their imposition. In addition, a swap agreement may be terminated, but only if the Company has been directed to do so by the relevant noteholders, if as a result of a change in applicable law, the Company or any paying agent has or will become obligated to deduct or withhold amounts from payments on the related class of notes to be made to any of the related noteholders on the next interest payment date, for any tax, assessment or other governmental charge imposed by the United Kingdom or any political subdivision or taxing authority of the United Kingdom on the payments and there are no reasonable measures the Company can take to avoid the tax or assessment.

A payment default by the swap counterparty or a default in the payment in respect of interest by the Company to the swap counterparty, if funds are available to the Company to make that payment, will result in a termination of a swap agreement. The swap agreements may also terminate following a material breach of a representation or covenant by the swap counterparty, the insolvency of the Company or the swap counterparty or changes in law resulting in illegality.

The swap agreement may also be terminated if certain other events occur.

The termination without replacement of any of the swap agreements will result in an event of default under the notes and a pay out event that results in a rapid amortisation period. We cannot assure you that any of the swap agreements will not terminate prior to the payment in full of the principal balance of your notes. If any of the swap agreements terminates prior to the payment in full of the principal balance of your notes, you could receive payments of principal on your notes before you expect them.

Change in Law May Result in Withholding Taxes on Swap Payments or the Medium Term Note Certificates and this May Reduce the Amount You Are Paid on Your Notes

The Company and the swap counterparty will each represent and warrant in each swap agreement that, under current applicable law, each of them is entitled to make all payments required to be made by them under the swap agreement free and clear of, and without deduction for or on account of, any taxes, assessments or other governmental charges – which we refer to as withholding taxes. However, neither the Company nor the swap counterparty will be required to indemnify the other party for any withholding taxes imposed on payments under a swap agreement as a result of a change in applicable law.

If any withholding taxes would be imposed – by any jurisdiction – on payments to the Company under the medium term note certificates as a result of a change in applicable law, then the MTN Issuer additional interest payments, to the extent available, will be converted at the spot exchange rate in US dollars to cover the shortfall in the amounts available for payment to the noteholders caused by the amount withheld. If the MTN Issuer additional interest payments are not sufficient to cover the shortfall, then payments to first the class C noteholders, second the class B noteholders and finally the class A noteholders will be reduced by the amount withheld that is not covered by the MTN Issuer additional interest payments.

If any withholding tax would be imposed – by any jurisdiction – on any payments made or required to be made by the swap counterparty to the Company or by the Company to the swap counterparty under a swap agreement as a result of a change in applicable law and the obligation to deduct or withhold cannot be avoided by the swap counterparty or the Company, then the amount to be paid by the other party will be reduced also pro rata by any amount withheld for any withholding taxes. In that event the MTN Issuer additional interest payments, to the extent available, will be converted at the spot exchange rate in US dollars to cover the shortfall in the amounts available for payment to the noteholders caused by the amount withheld. If the MTN Issuer additional interest payments are not sufficient to cover the shortfall, then payments to first the class C noteholders, second the class B noteholders and finally the class A noteholders will be reduced by the amount withheld that is not covered by the MTN Issuer additional interest payments.

Alternatively, the Company may terminate the swap agreement but only if it has been directed to do so by the relevant noteholders.

Change in Law May Result in Withholding Taxes on Your Notes and this May Reduce the Amount You Are Paid on Your Notes

If any UK withholding taxes are imposed on any payments made or required to be made by the Company or any paying agent on any class of notes, then payments to that class of noteholders will be reduced pro rata by any amount withheld for any withholding taxes, and in addition, if the relevant noteholders so elect to direct the Company, the Company will terminate the swap.

Payment of an Early Termination Payment to the Swap Counterparty May Reduce Payments on Your Notes

If a swap agreement is terminated before its scheduled termination date, the Company or the swap counterparty may be liable to make an early termination payment to the other party. The amount of any early termination payment will be based on the market value of the terminated swap agreement. This market value will be computed on the basis of market quotations of the cost of entering into a swap transaction with the same terms and conditions that would have the effect of preserving the respective full payment obligations of the parties. Any early termination payment could, if the sterling/dollar exchange rate has changed significantly, be substantial.

Any early termination payment made by the Company to the swap counterparty under a swap agreement will be made first from MTN Issuer additional interest payments and second from repayments of principal on the medium term note certificates equal to the amount of principal repayments received by the Company on medium term note certificates. That could cause the sterling amounts available for conversion to dollars, and possibly your payments, to be reduced – perhaps substantially. If the amount of available MTN Issuer additional interest payments and repayments of principal on the medium term note certificates is insufficient to pay the early termination payment under the relevant swap agreement, the balance of the early termination payment will be paid to the extent that such amounts are available on the next interest payment date together with interest.

You will not Receive Physical Notes, Which May Cause Delays in Distributions and Hamper Your Ability to Pledge or Resell the Notes

Unless the global note certificates are exchanged for individual note certificates, which will only occur under a limited set of circumstances, your beneficial ownership of the notes will only be registered in book-entry form with DTC, Euroclear or Clearstream, Luxembourg. The lack of physical notes could, among other things:

•	result in payment delays on the notes because we will be sending distributions on the notes to DTC, Euroclear or Clearstream, Luxembourg instead of directly to you;

•	make it difficult for you to pledge or otherwise grant security over the notes if physical notes are required by the party demanding the pledge or other security; and

•	hinder your ability to resell the notes because some investors may be unwilling to buy notes that are not in physical form.

Item 4. Information on the Company

Gracechurch Card Funding (No.7) PLC

General

     The Company was formed in England and Wales on July 19, 2004 under the name of Nailwood PLC with registered number 5183082 as a public company with limited liability under the Companies Acts 1985 and 1989, which is also the primary legislation under which the Company operates. It passed a special resolution to change its name to Gracechurch Card Funding (No. 7) PLC on August 5, 2004.

Property, Plant and Equipment

     Aside from the Series 04-2 MTN Certificate, the Company does not own, lease, or otherwise occupy any property.

Legal Proceedings

     There are none, nor since the Company’s incorporation have there been any, legal or arbitration proceedings, including any proceedings that are pending or threatened of which any of the Company is are aware, which may have, or have had in the recent past, a significant effect on its financial position.

The Medium Term Note Issuer

General

     The MTN Issuer is Barclaycard Funding PLC. It was formed in England and Wales on August 13, 1990 as Barshelfco (No.28) Limited, with registered number 2530163, as a company with limited liability under the Companies Acts 1985 and 1989, which is primary legislation under which the MTN Issuer operates. Its reregistered as a public company and changed its name to Barclaycard Funding PLC on October 19, 1999.

     The MTN Issuer was formed principally to issue medium term notes or certificates from time to time in series; enter into financial arrangements to issue the medium term notes or certificates; purchase series of investor certificates from time to time representing a beneficial interest in the receivables trust and enter into documents and exercise its powers connected to the foregoing, The MTN Issuer has not engaged in any activities since its incorporation other than the above.

     The MTN Issuer has a fiscal year end of December 31.

Property, Plant and Equipment

     The property of the MTN Issuer consists of Investor Certificates representing beneficial interests in Series 02-1, Series 03-1, Series 03-2, Series 03-3, Series 04-1, Series 04-2 and Series 05-1 of the receivables trust. Aside from the Investor Certificate, we do not own, lease, or otherwise occupy any property.

Legal Proceedings

     There are none, nor since the MTN Issuer’s incorporation have there been any, legal or arbitration proceedings, including any proceedings that are pending or threatened of which any of the MTN Issuer is aware, which may have, or have had in the recent past, a significant effect on the MTN Issuer’s financial position.

The Receivables Trustee and the Receivables Trust

General

     The Receivables Trustee is a private limited liability company incorporated under the laws of Jersey, Channel Islands on September 29, 1999. The shares of the Receivables Trustee are held by nominee companies on behalf of a professional trustee company — not affiliated with Barclays — as trustee on trust for charitable purposes. This means that any profits received by the Receivables Trustee, after all amounts have been paid on the investor certificates and in meeting the costs and expenses of the receivables trustee, will be available to be dividended to the trustee for distribution for charitable purposes or to charities exclusively for charitable purposes selected at the discretion of the receivables trustee. The Receivables Trustee acts as trustee of the receivables trust.

     The receivables trust is a trust formed under English law the terms and conditions of which are contained in a deed of amendment and restatement relating to a declaration of trust and trust cash management agreement dated November 23, 1999 as supplemented by the following:

•	Series 02-1 Supplement to declaration of trust and trust management agreement dated October 29, 2002.

•	Series 03-1 Supplement to declaration of trust and trust management agreement dated April 8, 2003.

•	Series 03-2 Supplement to declaration of trust and trust management agreement dated June 19, 2003.

•	Series 03-3 Supplement to declaration of trust and trust management agreement dated September 18, 2003.

•	Series 04-1 Supplement to declaration of trust and trust management agreement dated March 11, 2004.

•	Series 04-2 Supplement to declaration of trust and trust management agreement dated November 23, 2004.

•	Series 05-1 Supplement to declaration of trust and trust management agreement dated June 22, 2005.

Property, Plant and Equipment

     The Receivables Trustee does not own, lease, or otherwise occupy any property aside from receivables in designated revolving credit and charge card accounts of Barclaycard, a division of Barclays Bank PLC, and related rights.

Legal Proceedings

     There are no, nor since the Receivables Trustee’s incorporation on September 29, 1999 have there been any, legal or arbitration proceedings, including any proceedings that are pending or threatened of which the Receivables Trustee is aware, which may have, or have had in the recent past, covering at least the previous 12 months, a significant effect on the Receivables Trustee’s financial position.

     Officer’s Certificates of Compliance, executed by a director of each of the Company, the MTN Issuer and the Receivables Trustee are filed herewith as Exhibits 99.1, 99.2 and 99.3. The Officer’s Certificate of Compliance of the Company contains a statement that the Company has complied with all conditions and covenants under the Relevant Documents for the issuance of the Notes by the Company. The Officer’s Certificate of Compliance of the MTN Issuer and the Receivables Trustee contains a statement that the MTN Issuer and the Receivables Trustee, respectively have complied with all conditions and covenants under the Relevant Documents for the issuance of the MTN Certificates and the investor certificates by the MTN Issuer the receivables trust respectively.

Organisation Structure

     The following is a brief summary description of the Barclaycard securitisation program.

     Barclaycard, a division of Barclays Bank PLC, and called “Barclays”, has previously assigned all of its present and future beneficial interest in receivables in designated revolving credit and charge card accounts owned by Barclaycard and opened in the United Kingdom. Only the receivables were assigned. The accounts were retained by Barclaycard.

     The receivables were assigned to a special purpose company, incorporated in Jersey, Channel Islands, acting as receivables trustee. The receivables trustee holds the receivables on trust for Barclaycard, as transferor beneficiary and excess interest beneficiary, and a special purpose subsidiary of Barclays called the “MTN Issuer”, as investor beneficiary. Barclaycard separately transferred its entitlement to receive excess interest attributable to the MTN Issuer.

     The receivables trustee may issue multiple series of investor certificates to the MTN Issuer. Each series of investor certificates represents an undivided beneficial interest in the receivables trust. They entitle the MTN Issuer to payments of interest and principal payable from collections on the receivables.

     The MTN Issuer financed its acquisition of an undivided beneficial interest in the receivables trust, evidenced by the issuance of each series of investor certificates, by issuing series of limited recourse medium term notes or certificates to the Company and credit enhancement providers. The limited recourse nature of the medium term notes or certificates ensure that the MTN Issuer is only ever liable under a series of medium term notes or certificates for payments of principal and interest equal to what is paid under the corresponding series of investor certificates.

     The Company and the MTN Issuer, in turn, financed their purchases of each series of medium term notes or certificates by issuing the notes.

Item 5. Operating and Financial Review and Prospects

Operating Results

     Omitted pursuant to SEC no-action letter guidance.

Recent Accounting Developments

     Omitted pursuant to SEC no-action letter guidance.

Liquidity and Capital Resources

     Omitted pursuant to SEC no-action letter guidance.

Research and Development, Patents and Licenses

     None.

Trend Information

     Omitted pursuant to SEC no-action letter guidance.

Off-Balance Sheet Arrangements

     Not Applicable.

Tabular Disclosure of Contractual Obligations

     Not Applicable.

Safe Harbor

     Not Applicable.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The Company

     The following sets out the directors of the Company and their business address. Because the Company are organized as special purpose companies and will be largely passive, it is expected that the directors of the Company in that capacity will participate in their management to a limited extent.

Name	Nationality	Business Address
Paul Gerard Turner	British	1234 Pavilion Drive, Northampton NN4 7SG
SFM Directors Limited	British	Blackwell House, Guildhall Yard, London EC2V 5AE
SFM Directors (No. 2) Limited	British	Blackwell House, Guildhall Yard, London EC2V 5AE
John Llewellyn-Jones	British	1234 Pavilion Drive, Northampton NN4 7G6
(alternate director)

Mr. Paul Gerard Turner and Mr. John Llewellyn-Jones are employed by Barclaycard, the originator and servicer of the credit card receivables, in the capacity of Financial Director and Barclaycard Financial Controller, respectively.

     The directors of SFM Directors Limited and SFM Directors (No. 2) Limited are Jonathan Keighley, James Macdonald and Robert Berry. Their principal activities include the provision of directors and corporate management services to structured finance transactions as directors on the boards of SFM Directors Limited and SFM Directors (No. 2) Limited. The business addresses of the directors of SFM Directors Limited and SFM Directors (No. 2) Limited are Blackwell House, Guildhall Yard, London EC2V 5AE.

The MTN Issuer

     The following sets out the directors of the MTN Issuer and their business addresses. Because the MTN Issuer is organized as a special purpose company and will be largely passive, it is expected that the directors of the MTN Issuer in that capacity will participate in its management to a limited extent.

Name	Nationality	Business Address
Paul Gerard Turner	British	1234 Pavilion Drive, Northampton NN4 7SG
Barcosec Limited	British	54 Lombard Street, London EC3P 3AH
Barometers Limited	British	54 Lombard Street, London EC3P 3AH
John Llewellyn-Jones	British	1234 Pavilion Drive, Northampton NN4 7SG
(alternate director)
SFM Directors Limited	British	Blackwell House, Guildhall Yard, London EC2V 5AE

Mr. Paul Gerard Turner and Mr. John Llewellyn-Jones are employed by Barclaycard, the originator and servicer of the credit card receivables, in the capacity of Financial Director and Financial Controller, respectively.

     The directors of Barcosec Limited and Barometers Limited are Alison Bibby, Patrick Gonsalves, Carolyn Ladd, Deirdre Parry, Geoffrey Smith, Simon Pordage, Mark Evans, Abbey Asubiaro and Sarah Waine. Their principal activities include the provision of corporate secretarial services to the Barclays group. The business address of the directors of Barcosec Limited and Barometer Limited are 54 Lombard Street, London EC3P 3AH.

The Receivables Trustee

     The following sets out the directors of the Receivables Trustee and their business addresses. Because the Receivables Trustee is organized as a special purpose company and will be largely passive, it is expected that the directors of the Receivables Trustee in that capacity will participate in its management to a limited extent.

Name	Nationality	Business Address
Paul Gerard Turner	British	1234 Pavilion Drive, Northampton NN4 7SG
Richard Charles Gerwat	British	26 New Street, St. Helier, Jersey JE2 3RA
Michael Henry Richardson	British	26 New Street, St. Helier, Jersey JE2 3RA

Compensation

     For the year ended December 31, 2004, the directors of Gracechurch Card Funding (No.7) PLC received no compensation.

     For the year ended December 31, 2004, the directors of the MTN Issuer received no compensation.

     For the year ended December 31, 2004, the directors of the Receivables Trustee received no compensation.

Board Practices

     There is no current provision to provide compensation to the directors of the Company, the MTN Issuer or the Receivables Trustee upon termination.

Audit and Compliance Committee

     None of the Company, the MTN Issuer or the Receivables Trustee has an audit and compliance committee. The respective Boards of Directors function as audit committees as defined in the Sarbanes-Oxley Act 2002 and perform all acts necessary under that legislation.

Employees

     None of the Company, the MTN Issuer or the Receivables Trustee has any employees. None of the Directors own any shares in the Company, the MTN Issuer or the Receivables Trustee.

Item 7. Major Shareholders and Related Party Transactions

The Company

     One share of the Company’s share capital is held by a share trustee under the terms of a share declaration of trust. Gracechurch Card (Holdings) Limited holds the remaining 49,999 shares in the company, which are in turn held by SFM Corporate Services Limited as trustee for a charitable trust.

The MTN Issuer

     Barclays Bank PLC holds 75 per cent. of the issued share capital of the MTN Issuer, representing 51 per cent. of the issued voting share capital and a 49 per cent. entitlement to distribute profits. The remaining share capital is held by Structured Finance Management Limited.

The Receivables Trustee

     All of the issued share capital of the Receivables Trustee is held by a nominee for Bedell Cristin Trustees Limited, a company incorporated in Jersey, on the terms of a general charitable trust.

Item 8. Financial Information

     The registrants incorporate by reference the following monthly Trust Cash Manager’s Reports, filed on Form 6-K, which include all financial information relating to the registrants that is relevant to noteholders:

     Monthly Trust Cash Manager’s Reports for the monthly period ending:

     December 31, 2004.

The registrant’s dividend policy is to pay dividends based on the level of distributable reserves.

Legal or Arbitration Proceedings

For information concerning legal or arbitration proceedings against the Company, see Item 4.

Item 9. Offer and Listing Details

     None of the Notes, the MTN Certificates or the investor certificate, representing undivided beneficial interests in the receivables trust, are traded on any nationally recognized exchange in the United States. The Notes are listed on the London Stock Exchange.

Item 10. Additional Information

Material Contracts

     Neither the Company, the MTN Issuer nor the Receivables Trustee is party to any material contracts.

Exchange Controls

     Not applicable.

Taxation

United States Taxation

Overview

     The following summary describes the material U.S. federal income tax considerations of acquiring, holding and disposing of the Notes. This summary has been prepared and reviewed by Clifford Chance US LLP, referred to herein as “U.S. Tax Counsel”.

     This summary does not discuss all aspects of U.S. federal tax law. In particular, except as specifically indicated in this summary, it addresses only purchasers in the original offering that purchase Notes at their original issue price and hold notes as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, called the “Code”. It does not address special U.S. federal income tax considerations that may be important to particular investors in light of their individual investment circumstances or to certain types of investors subject to special tax rules — e.g. financial institutions, insurance companies, regulated investment companies, tax-exempt institutions, dealers in securities or currencies, securities traders that elect mark-to-market tax accounting or investors holding the Notes as part of a conversion transaction, hedge, integrated transaction, constructive sale transaction or as a position in a straddle for tax purposes, or persons whose functional currency, as defined in Code Section 985, is not the U.S. dollar.

     Further, this discussion does not address alternative minimum tax consequences or any tax considerations to holders of interests in a noteholder. In addition, this summary does not discuss any foreign, state, local or other tax considerations. This summary is based on the Code, and administrative and judicial authorities, all as in effect on the date of this prospectus and all of which are subject to change, possibly on a retroactive basis.

     U.S. Tax Counsel has prepared and reviewed this summary of material U.S. federal tax considerations, and is of the opinion that it is correct in all material respects. U.S. Tax Counsel also opines that, as described below, each of the receivables trust, the MTN Issuer and the Company will not be treated as engaged in a trade or business within the United States for U.S. federal income tax purposes and will not be subject to U.S. federal income tax on its net income. U.S. Tax Counsel further opines that, as described below, although there is no directly governing authority addressing the classification of securities similar to the notes, under current law, the notes will be treated as debt for U.S. federal income tax purposes. Except as set forth in the preceding sentences, U.S. Tax Counsel will render no other opinions about the acquisition, holding and disposition of the Notes. Further, an opinion of U.S. Tax Counsel is not binding on the IRS or the courts, and no ruling on any of the consequences or issues discussed below will be sought from the IRS. Moreover, there are no authorities on similar transactions involving securities issued by an entity with terms similar to those of the Notes. Accordingly, the Company suggests that persons considering the purchase of Notes consult their own tax advisors about the U.S. federal income tax consequences of an investment in the Notes and the application of United States federal tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to their particular situations.

     For the purposes of this summary, a “United States holder” means a beneficial owner of Notes who is a “United States person” as described in Section 7701(a)(30) of the Code, generally including:

(a)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

(b)	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created in or under the laws of the United States, any state or any political subdivision of any state — including the District of Columbia;

(c)	an estate whose income is includible in gross income for U.S. federal income tax purposes without regard to source; and

(d)	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust.

A “non-United States holder” means a beneficial owner of Notes that is not a United States holder.

Tax Status of the Receivables Trust, the MTN Issuer and the Company

     It is presently contemplated that each of the Receivables Trust, the MTN Issuer and the Company will conduct their respective activities, including activities undertaken on their behalf, such as servicing activities entirely outside of the United States. In that regard, assuming that the activities of each of the Receivables Trust, the MTN Issuer and the Company are, as contemplated, conducted entirely outside of the United States, and assuming each of these entities makes no investments that are subject to withholding of U.S. federal income tax, U.S. tax counsel is of the opinion that, although no transaction closely comparable to that contemplated herein has been the subject of a Treasury regulation, revenue ruling or judicial decision and hence the matter cannot be free from doubt, each of the Receivables Trust, the MTN Issuer and the Company will not be treated as engaged in a trade or business within the United States for U.S. federal income tax purposes and that each of these entities will not be subject to U.S. federal income tax on its income.

     Prospective investors should understand that such determination of whether a person is engaged in a U.S. trade or business is based on a highly factual analysis, there is no direct guidance as to which activities constitute being engaged in a trade or business within the United States, and it is unclear how a court would construe the existing indirect authorities. A foreign corporation deemed to be so engaged would be subject to U.S. federal income tax, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a domestic corporation, except that a foreign corporation would be entitled to deductions and credits for a taxable year only if it files, on a timely basis, a U.S. federal income tax return for that year which neither of the Receivables Trust, the MTN Issuer and the Company intend to do, even as a protective measure. The maximum U.S. federal income tax rates are currently 35 per cent. for a corporation’s effectively connected income and 30 per cent. for the branch profits tax, resulting in an effective maximum U.S. federal income tax rate of 54.5 per cent. The branch profits tax is imposed each year on a corporation’s effectively connected earnings and profits, with certain adjustments, deemed repatriated out of the United States.

United States Holders

Tax Treatment of the Notes as Indebtedness

     The Company will treat the Notes as debt for U.S. federal income tax purposes. Each holder of Notes, by acceptance of such Notes, will also agree to treat the Notes as indebtedness for U.S. federal income tax purposes. U.S. tax counsel has advised that in its opinion, although there is no directly governing authority addressing the classification of securities similar to the Notes, under current law, the Notes will be treated as indebtedness for U.S. federal income tax purposes. Such agreement and opinion are not binding on the IRS and, as stated above, no assurance can be given that the IRS will not contend, and that a court will not ultimately hold, that the class C notes, and to a lesser extent one or more classes of more senior notes because of their place in the capital structure of the Company and other equity features, are equity. As discussed below, treatment of the Notes as equity interests could have adverse tax consequences for United States holders.

     Except as indicated, the discussion below assumes the Notes are treated as indebtedness for U.S. federal income tax purposes.

Interest Payments and Distributions

     The Notes may be treated as having been issued with original issue discount — “OID” — for U.S. federal income tax purposes, in which case the OID will be taxed as described below. However, in the absence of any OID on the Notes, interest on the Notes will be taxable to a United States holder as ordinary income at the time it is received or accrued, in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes.

     The total amount of OID on a note is the excess of its stated redemption price at maturity over its issue price. The issue price for the Notes is the price — including any accrued interest — at which a substantial portion of the relevant Notes are first sold to the public. In general, the stated redemption price at maturity of a note is the sum of all payments made on the note other than payments of interest that (1) are payable at least annually over the entire life of the note and (2) are based on a single fixed rate or variable rate — or certain combinations of fixed and variable rates.

     If any of the Notes are issued at a discount of an amount equal to or greater than 0.25 per cent. of that note’s stated redemption price at maturity multiplied by the note’s weighted average maturity, called its “WAM”, then that note will be deemed to bear OID. The WAM of a note is computed based on the number of full years each distribution of principal — or other amount included in the stated redemption price at maturity — is scheduled to be outstanding. Further, the IRS could take the position based on U.S. Treasury regulations that none of the interest payable on a note is unconditionally payable and so that all of that interest should be included in the note’s stated redemption price at maturity.

     A United States holder — including a cash basis holder — of a note deemed to bear OID generally would be required to accrue OID on the relevant note for U.S. federal income tax purposes on a constant yield basis. This would require the inclusion of OID in income in advance of the receipt of cash attributable to that income. Under Section 1272(a)(6) of the Code, special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. However, no regulations have been issued interpreting those provisions, and the manner in which those provisions would apply to the Notes is unclear.

     Sourcing . Interest payments or distributions on a note generally will constitute foreign source income for U.S. federal income tax purposes. Subject to certain limitations, UK withholding tax, if any, imposed on these payments will generally be treated as foreign tax eligible for credit against a United States holder’s U.S. federal income tax. For purposes of the foreign tax credit limitation, foreign source income, until December 31, 2006, is classified in one of several “baskets”, and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Interest and OID generally will constitute foreign source income in the “high withholding tax interest” basket if the notes are subject to United Kingdom withholding tax at a rate of 5 per cent. or higher. If the notes are not subject to such a withholding tax, interest and OID generally will be in the “passive income” basket. Since a United States holder may be required to include OID on the notes in its gross income in advance of any withholding of United Kingdom income taxes from payments attributable to the OID (which would generally occur when the note is repaid or redeemed), a United States holder may not be entitled to a credit or deduction for these United Kingdom income taxes in the year the OID is included in the United States holder’s gross income, and may be limited in its ability to credit or deduct in full the United Kingdom taxes in the year those taxes are actually withheld by the issuer. Recently enacted legislation effective after December 31, 2006, will limit the foreign tax credit limitation categories to “passive category income” and “general category income.” Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of any United Kingdom taxes.

     Disposition or Retirement of Investment . Subject to the discussion of the PFIC rules below, upon the sale, exchange or retirement of a note — including pursuant to a redemption by the Company prior to its maturity date — a United States holder will recognize gain or loss equal to the difference between the amount realized and the United States holder’s “adjusted tax basis” in the relevant note. In general, a United States holder’s adjusted tax basis in an OID debt instrument is equal to the United States holder’s cost for such debt instrument, plus any OID accrued and less the amount of any payments received by the holder that are not “qualified stated interest” payments under applicable U.S. Treasury regulations.

     A United States holder’s adjusted tax basis in a debt instrument with no OID is generally equal to the holder’s cost less the amount of any principal payments made before the date of disposition. A United States holder’s adjusted tax basis in stock is generally equal to the United States holder’s cost for the stock. In general, any gain or loss realized by the holder will be capital gain or loss. Under certain circumstances, capital gains derived by individuals are taxed at preferential rates. The deductibility of capital losses is subject to limitations. If a United States holder’s basis in a note includes accrued but unpaid OID, the holder may be required specifically to disclose any loss above certain thresholds under regulations on corporate tax shelter transactions.

     Sourcing. Gain realized by a United States holder on the sale, exchange or retirement of a note generally will be treated as a United States source. Exceptions to the application of the sourcing provisions include exceptions for certain losses attributable to foreign exchange fluctuations, accrued but unpaid interest, and foreign offices of U.S. residents, among others. Some other exceptions to the regulations’ general rule apply to Notes treated as equity in the Company. The Company suggests that United States holders consult their own tax advisors about the availability of and limitations of any foreign tax credit.

     Alternative Tax Treatment of Notes as Equity . U.S. tax counsel opines, and the Company intends to take the position, that the Notes are debt for U.S. federal income tax purposes. Consequently, the U.S. federal income tax consequences of purchasing, owning and disposing of the Notes should be as set forth above. However, if the Notes were not treated as debt, they would likely be treated as equity interests in the Company.

     Investment in a Passive Foreign Investment Company . Because of the nature of the income of the Company, the Company would constitute a passive foreign investment companies — or “PFIC”. Accordingly, United States holders of any class of Notes treated as equity would be shareholders in a PFIC.

     In general, United States holders treated as shareholders of a PFIC would be subject to special tax rules on excess distributions made to them by the Company, including a rateable inclusion of “excess distributions” in the United States holder’s gross income as ordinary income (and not as qualified dividend income taxable at the long-term capital gain rates in the hands of non-corporate United States holders) and requirement for the payment of an interest charge on tax that is deemed to have been deferred on these excess distributions. Excess distributions would generally include (1) certain distributions on a United States shareholder’s equity interest in the Company for a taxable year, if the total of those amounts exceeds 125 per cent. of the average amount of distributions from the Company made during a specified base period, and (2) gain from the disposition, or deemed disposition, of the equity interest in the Company. United States holders generally might avoid these unfavorable consequences if they made either of two specific elections available under the Code with respect to shares in a PFIC, but it is uncertain whether either election would be available for the Notes.

     The first such mitigating election is a “qualified electing fund”, or “QEF”, election pursuant to Code Section 1295. If a United States holder made a QEF election with respect to a note treated as equity, that United States holder generally would be required to include its pro rata share of the Company’s ordinary income and net capital gains in income for each taxable year and pay tax on it, even if such income and gain were not distributed to the United States holder. Further, any losses of the Company would not be deductible by the United States holder. If the Company later distributed the income or gain on which a United States holder had already paid tax, amounts so distributed will not be further taxable to the United States holder. A United States holder’s tax basis in such a note would be increased by the amount so included and decreased by the amount of non-taxable distributions thereon. In general, a United States holder making a QEF election would recognize, on a disposition of its Notes, capital gain or loss equal to the difference, if any, between the amount realized upon such disposition and the tax basis in such Notes. In general, a QEF election would be required to be made on or before the due date for filing a United States holders’ federal income tax return for the first taxable year for which it holds a note. The QEF election would be effective only if certain required information were made available by the Company to an investor. The Company, however, does not intend to provide holders with this information and, accordingly, no assurance can be given to investors that any QEF election made with respect to Notes would be effective.

     A United States holder that held marketable stock in a PFIC might, in lieu of making a QEF election, also avoid certain unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. A United States holder that made the mark-to-market election would be required to include in income each year as ordinary income an amount equal to the excess, if any, of the fair market value of the stock at the close of the year over the United States holder’s adjusted tax basis in the stock. For this purpose, a United States holder’s adjusted basis would generally be the holder’s cost for the stock, increased by the amount previously included in the holder’s income pursuant to this mark-to market election and decreased by any amount previously allowed to the United States holder as a deduction pursuant to this election. If, at the close of the year, the United States holder’s adjusted tax basis exceeded the fair market value of the stock, then the United States holder could deduct any of this excess ordinary income, but only to the extent of net mark-to market gains previously included in income. Any gain from the actual sale of the PFIC stock would be treated as ordinary income, and any loss would be treated as ordinary loss to the extent of net mark-to market gains previously included in income. Stock would be considered marketable if it were regularly traded on an exchange that the IRS determined to be qualified for these purposes. Although the Company believes that each class of Notes will be listed on a qualified exchange, pursuant to U.S. Treasury regulations, a class of stock is regularly traded for any calendar year during which it is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Accordingly, because there is uncertainty as to whether any class of Notes will be regularly traded and hence, there can be no assurance — and no representation is made

— that the Notes would be eligible for mark-to-market election.

     Because the Company does not expect the QEF election to be available to an investor to mitigate the effect of the PFIC provisions, and it is unclear with whether mark-to-market would be available either, United States holders should be aware of the potentially adverse tax consequences arising under the PFIC provisions discussed above should any Notes be treated as equity. First, all or a portion of both distributions and gains on Notes generally would be taxable to holders as ordinary income, and would be taxable at the highest marginal rates applicable to current and prior years during the holding period. Further, all or a portion of the distributions and gains could be subject to the additional “interest charge” tax. Such interest charge tax — computed in the manner described above on “excess distributions” and gains — generally is intended to eliminate the value of any tax deferral arising from an investment in Notes. Although the Company does not expect there would be any significant deferral of tax arising from an investment in Notes treated as equity and consequently does not expect that the interest charge tax computation should produce a substantial additional tax liability, in some circumstances, it could do so. For example, the interest charge computation could produce an interest charge tax with respect to a floating rate note if the floating rate on the note increased substantially over an investor’s holding period. No assurance is possible that such circumstance, or others, will not occur.

     Certain additional adverse consequences could flow to indirect investors in a PFIC. More specifically, the ownership of the Notes by a non-United States holder might be attributed to a United States holder notwithstanding that such United States holder held no note and received no cash in respect of a note. Code Section 1298(a) generally treats Notes held directly or indirectly by a foreign partnership, corporation, trust or estate as owned by such entity’s partners, shareholders or beneficiaries, as applicable; it also may treat any of various option arrangements as conferring ownership of Notes on United States holders. Hence, a United States holder treated as owning Notes held by a non-United States holder generally would be subject to tax on indirect gains and distributions attributable to the Notes in the manner described above.

     Finally, an investor who pledged shares in a PFIC as security for a loan should be aware that such a pledge would be treated as a disposition of the related shares, and any gain would be subject to the rules applicable to distributions and gains with respect to shares in a PFIC described above.

     Sourcing. For sourcing of payments for a note treated as stock in the Company and gain or loss on sale of an interest in this stock, see “—Interest Payments and Distributions — Sourcing” and “—Disposition or Retirement of Investment — Sourcing” above.

Controlled Foreign Corporation Status

     Should the Notes be treated as equity, it is possible that a Company might be treated as controlled foreign corporations for U.S. federal income tax purposes. In this event, United States holders of equity interests that were treated as owning 10 per cent. or more of the combined voting power of the Company would be required to include in income their pro rata share of the earnings and profits of the Company, and generally would not be subject to the rules described above about PFICs. Additionally, an IRS Form 5471 may be required to be filed.

Reporting Requirements

     If any United States holder were treated as owning an equity interest in a Company for U.S. federal income tax purposes, it would be required file IRS Form 8621 for each tax year in which it held such an interest. In addition, if a United States holder were treated as owning 5 per cent. or more of an equity interest of the Company, certain additional reporting requirements would be required to be satisfied.

     Under Section 6038B of the Code — relating to reporting requirements incident to the transfer of property, including cash, to a foreign corporation by U.S. persons or entities — in general, a United States holder, including a tax-exempt entity, that purchased any Notes treated as equity for U.S. federal income tax purposes would be required to file an IRS Form 926 or similar form with the IRS if such United States holder were treated as owning, directly or by attribution, immediately after the transfer at least 10 per cent. by vote or value of the Company, or the purchase, when aggregated with all purchases made by such United States holder — or any related person thereto — within the preceding 12 month period, exceeded $100,000. If a United States holder fails to file any such required form, the United States holder could be required to pay a penalty equal to 10 per cent. of the gross amount paid for the Notes, subject to a maximum penalty of $100,000, except in cases involving intentional disregard.

Non-United States Holders

     Subject to the discussion of backup withholding below, an investment in the Notes by non-United States holders generally will not give rise to any U.S. federal income tax to these holders, unless the income received on, or any gain recognized on the sale or other disposition of their Notes is:

(a)	treated as effectively connected with the conduct of a trade or business in the United States; or

(b)	in the case of gain recognized by an individual, the individual is present in the United States for 183 days or more and certain conditions are met.

Backup Withholding and Information Reporting

     Payments of principal and interest, as well as payments of proceeds from the sale, retirement or disposition of a note, may be subject to “backup withholding” tax under Section 3406 of the Code if a recipient of such payments fails to furnish to the payor certain identifying information. Any amounts deducted and withheld would be allowed as a credit against such recipient’s U.S. federal income tax, provided appropriate proof is provided under rules established by the IRS. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions. Information may also be required to be provided to the IRS concerning payments, unless an exemption applies. Holders of the Notes should consult their tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedure for obtaining such an exemption.

United Kingdom Taxation

Overview

     The summary set out below describes the material United Kingdom withholding tax, income tax, corporation tax, inheritance tax, capital gains tax, stamp duty and stamp duty reserve tax consequences of acquiring, holding and disposing of the Notes.

     The comments below are based on United Kingdom law and practice at the date of this filing. They relate only to the position of persons who are the absolute beneficial owners of their Notes and may not apply to certain classes of persons, including dealers and persons who own the Notes as trustee, nominee or otherwise on behalf of another person, but otherwise will, subject to the following paragraph, apply to United States holders who beneficially own the Notes.

     The comments below do not necessarily apply where the interest or any other income on the Notes is deemed for United Kingdom tax purposes to be the income of a person other than the absolute beneficial owner of the Notes in question, for example where a person ordinarily resident in the United Kingdom transfers assets to a non-resident company for the purpose of avoiding United Kingdom tax.

     It is suggested that any noteholders who are in doubt as to their position consult their professional advisers.

     In the following paragraphs, “HMRC” means HM Revenue and Customs, which is the central United Kingdom taxing authority.

Taxation of U.S. Residents

     Subject to the comments below, under the terms of the Convention of July 24, 2001 between the United Kingdom and the United States of America, called the “Convention”, a person who is a U.S. resident for the purposes of the Convention, called a “U.S. noteholder”, will not be subject to United Kingdom tax on any coupon beneficially owned by him, unless he carries on business in the United Kingdom through a permanent establishment situated in the United Kingdom, or performs in the United Kingdom independent personal services from a fixed base situated therein, and the Notes are effectively connected with such permanent establishment or fixed base, or in certain other circumstances specified in the Convention where relief is not available.

     However, this general position is subject to the application of extensive anti-avoidance provisions that may affect the ability of U.S. noteholders to claim relief under the Convention.

Taxation of Interest Paid

     The Notes will constitute “quoted Eurobonds” provided that they are and continue to be listed on a recognized stock exchange. On the basis of the United Kingdom HMRC’s published interpretation of the relevant legislation, securities which are to be listed on a stock exchange in a country which is a member state of the European Union or which is part of the European Economic Area will satisfy this requirement if they are listed by a competent authority in that country and are admitted to trading on a recognized stock exchange in that country; securities which are to be listed on a stock exchange in any other country will satisfy this requirement if they are admitted to trading on a recognized stock exchange in that country. The London Stock Exchange is a recognized stock exchange for these purposes. Whilst the Notes are and continue to be quoted Eurobonds, payments of interest on the Notes may be made without deduction or withholding for or on account of United Kingdom income tax irrespective of whether the Notes are in global or definitive form.

     In all cases falling outside the exemption described above, interest on the Notes may fall to be paid under deduction of United Kingdom income tax at the lower rate, currently 20 per cent., subject to such relief as may be available for example, under the provisions of any applicable double taxation treaty. Alternatively, there is in certain circumstances an exemption for certain payments between certain companies and partnerships. The latter exemption can apply where ( inter alia ) the person beneficially entitled to the interest is (i) a company resident in the United Kingdom, (ii) a company not resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which is required to bring the interest into account in computing its profits chargeable to United Kingdom corporation tax or (iii) a partnership each member of which is a company falling within (i) or (ii) above.

Provision of Information

     Holders should note that where any interest on Notes is paid to them, or to any person acting on their behalf, by the Company or any person in the United Kingdom acting on behalf of the Company, called a “paying agent”, or is received by any person in the United Kingdom acting on behalf of the relevant holder, other than solely by clearing or arranging the clearing of a check, called a “collecting agent”, then the Company, the paying agent or the collecting agent as the case may be, may in certain circumstances be required to supply to the United Kingdom HMRC details of the payment and certain details relating to the holder, including the holder’s name and address. These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the holder is resident in the United Kingdom for United Kingdom taxation purposes. Where the holder is not so resident, the details provided to the United Kingdom HMRC, in certain cases, may be passed by United Kingdom HMRC to the tax authorities of the jurisdiction in which the holder is resident for taxation purposes.

Proposed European Union Savings Directive

     On June 3, 2003 the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from July 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income aid by a person within its jurisdiction to or collected by such person for, an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

Other Rules Relating to United Kingdom Withholding Tax

1.	Where interest has been paid under deduction of United Kingdom income tax, holders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

2.	The references to “interest” above mean “interest” as understood in United Kingdom tax law. The statements above do not take any account of any different definitions of “interest” or “principal” which may prevail under any other law or which may be created by the terms and conditions of the Notes or any related documentation.

3.	The above description of the United Kingdom withholding tax position assumes that there will be no substitution of Companies and does not consider the tax consequences of any such substitution.

4.	The Notes may be issued at an issue price of less than 100 per cent. of their principal amount. Any discount element on any of these Notes will not be subject to any United

Kingdom withholding tax pursuant to the provisions mentioned above, but may be subject to reporting requirements as outlined above.

Ownership and Disposal, including Redemption, of the Notes by United Kingdom Tax Payers

Corporate Noteholders

     Noteholders that are entities within the charge to United Kingdom corporation tax – other than investment trusts, venture capital trusts, authorized unit trusts and open ended investment companies, as to which see below – will normally be taxed on their returns from the Notes, including interest and returns attributable to movements in value, and foreign exchange gains and losses, whether income or capital in nature, as income, which is calculated on the basis of the statutory accounts except when otherwise required by tax legislation. Relief may be available for related expenses on a similar basis.

     Noteholders that are authorized unit trusts or open ended investment companies will be subject to the same taxation treatment in respect of the Notes as other noteholders that are within the charge to United Kingdom corporation tax, other than, in each case, with respect to gains or losses that are treated for tax purposes as being of a capital nature in respect of these Notes.

Other Noteholders

     A noteholder who is not within the charge to United Kingdom corporation tax but who is resident or ordinarily resident in the United Kingdom or who carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable may be treated as realizing a chargeable gain or an allowable loss for capital gains tax purposes on a disposal – including redemption – of the Notes. In calculating any gain or loss on disposal of a Note, sterling values are compared at acquisition and disposal. Accordingly, a taxable profit can arise even where a non-sterling amount received on a disposal is less than or the same as an amount in the same currency which is paid from or in respect of the Note. In addition, on disposal of the Notes by a noteholder, an amount which is treated as reflecting interest to which the noteholder is treated as having become entitled since the last interest payment date may be chargeable to tax as income under the rules known as the Accrued Income Scheme contained in Chapter II of Part XVII of the Income and Corporation Taxes Act 1988, if that noteholder is not a dealer in securities and is not within the charge to United Kingdom corporation tax but is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable. There are provisions to prevent any particular gain or loss from being charged or relieved at the same time under the provisions of the Taxation of Chargeable Gains Act 1992 and also under the provisions of the “accrued income scheme” described in this paragraph. For further information in this regard, noteholders should seek their own professional advice. The United Kingdom HMRC have issued a consultation paper inviting views on various options for change to the Accrued Income Scheme. However, this paper does not alter the rules described above.

United Kingdom Inheritance Tax

     Where a Note is held by an individual there may be a charge to United Kingdom inheritance tax on the individual’s death or on certain transfers of the Note, including gifts to some settlements and gifts made within seven years of the death of the individual.

     These provisions are subject to any relief provided by any applicable double tax convention relating to estate and gift taxes.

Stamp Duty and Stamp Duty Reserve Tax

     No United Kingdom stamp duty or stamp duty reserve tax is payable on the issue or transfer of a Note provided that the Note does not at any time carry (1) a right to interest, the amount of which exceeds a reasonable commercial return on the nominal amount of the capital of the Note or (2) a right on repayment to an amount which exceeds the nominal amount of the capital of the Note and is not reasonably comparable with what is generally repayable, in respect of a similar nominal amount of capital, under the terms of issue of loan capital listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Not applicable.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     Not applicable.

Item 16A. Audit Committee Financial Expert

     Not applicable.

Item 16B. Code of Ethics

     Not applicable.

Item 16C. Principal Accountant Fees and Services

     Not applicable.

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     Not applicable.

PART III

Item 19. Exhibits

The following documents are filed as part of this Annual Report:

Exhibit 12.1	Certification of Paul Gerard Turner, Director of Gracechurch Card Funding (No.7) PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Paul Gerard Turner, Director of Barclaycard Funding PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.3	Certification of Paul Gerard Turner, Director of the Receivables Trustee, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1	Gracechurch Card Funding (No.7) PLC’s Officer’s Certificate of Compliance

Exhibit 99.2	Barclaycard Funding PLC’s Officer’s Certificate of Compliance

Exhibit 99.3	The Receivables Trustee’s Officer’s Certificate of Compliance

Exhibit 99.4	Annual Servicer’s Certificate

Exhibit 99.5	Report of Independent Accountants

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gracechurch Card Funding (No. 7) PLC

/s/ Paul Gerard Turner

Name:	Paul Gerard Turner
Title:	Director

Barclaycard Funding PLC

/s/ Paul Gerard Turner

Name:	Paul Gerard Turner
Title:	Director

Gracechurch Receivables Trustee Limited

/s/ Paul Gerard Turner

Name:	Paul Gerard Turner
Title:	Director

Date: June 30, 2005

Index to Exhibits

Exhibit No.	Document Description
12.1	Certification of Paul Gerard Turner, Director of Gracechurch Card Funding (NO.7) PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Paul Gerard Turner, Director of Barclaycard Funding PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3	Certification of Paul Gerard Turner, Director of the Receivables Trustee, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Gracechurch Card Funding (No.7) PLC’s Officers’s Certificate of Compliance

13.2	Barclaycard Funding PLC’s Officer’s Certificate of Compliance

13.3	The Receivables Trustee’s Officer’s Certificate of Compliance

99.1	Annual Servicer’s Certificate

99.2	Report of Independent Accountants